 **San Antonio Toros** ✔
@CoFLToros

UPDATE!
We are officially over 46% of the way to our 50k goal!

We are so blessed by the support we have received so far! If you want to join the movement use the link below!

wefunder.com/san.antonio.to...

SAN ANTONIO TOROS
Professional Football Team

 🦬 **EARLY BIRD TERMS: $100,000** ❓

$23,150
of a $50,000 goal

 🐂 **San Antonio Toros** ✔ @CoFLToros · Mar 28

We are over 30% of the way to our 50k goal for fan ownership in the Toros!

We have raised more in Wefunder than any other American football team in history already, but we still have a goal to hit!
...

SAN ANTONIO TOROS
Professional Football Team

 🦬 **EARLY BIRD TERMS: $100,000** ❓

San Antonio Toros ✓
@CoFLToros

Get to know a little bit about Toros history and how we are going to operate!

Want to be an owner of the Toros? Follow the link below to see how, and get some cool perks too!

wefunder.com/san.antonio.to...

#VamosToros | #CoFLFootball



12:22 PM · Nov 20, 2025 · **21.1K** Views

17   59

San Antonio Toros @CoFLToros

Not sure what to get Dad this Christmas?

Are you last minute shopping for gifts?

How about buying him ownership in a pro football team?!?

The more you buy, the more swag that comes with it like jerseys and official balls!

Check it out! 👇
wefunder.com/san.antonio.to...


GREAT GIFTS FOR DAD!
CERTIFICATE OF OWNERSHIP
NAME: YOU!
TOROS
210

Josh Mair and Continental Football League

5:52 PM · Dec 19, 2025 · **433** Views

San Antonio Express-News
@ExpressNews

San Antonio Toros comeback? Historic team seeks investment to return to field.


San Antonio Toros comeback? Historic team seeks investment to return to field.

From expressnews.com

1:45 PM · Mar 11, 2026 · **2,389** Views

Josh Mair ✓
@SAsnapcount

As we get closer to game day, all activity around the team is ramping up, including in our public investment portion of the company!

We had 9 new investors today alone!

Who's next! #VamosToros



Reserve in San Antonio Toros | Reviving a Texas Football Legend through fan ownership!

From wefunder.com

1:10 PM · May 21, 2026 · **745** Views

💬   ↻ 1   ♡ 5   🔖   ⬆